UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2020

Hall Structured Finance II, LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10770

Texas	75-2503042
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

2323 Ross Avenue, Suite 200	75201
Dallas, Texas	(Zip Code)
(Address of principal executive offices)

(214) 269-9500
Registrant’s telephone number, including area code

Debentures
(Title of each class of securities issued pursuant to Regulation A)

Part II.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K (“Annual Report”) that are forward-looking statements within the meaning of the federal securities laws. The words “outlook,” “believe,” “estimate,” “potential,” “projected,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “could” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	unforeseen events beyond our control, such as terrorist attacks, health concerns, including pandemics and epidemics such as COVID-19, imposition of taxes and surcharges by regulatory authorities, travel related restrictions, accidents and unusual weather patterns, including natural disasters such as hurricanes, tornadoes or earthquakes;

•	changes in economic conditions generally and the real estate markets specifically;

•	intense competition in the real estate lending market that may limit our ability to make loans or otherwise deploy our capital;

•	increased interest rates and operating costs;

•	our failure to obtain necessary outside financing;

•	failure of loans to yield anticipated results;

•	risks associated with derivatives or hedging activity;

•	our level of debt and the terms and limitations imposed on us by our debt agreements;

•	our ability to retain our executive officers and other key personnel of our Manager and its affiliates;

•	expected rates of return provided to investors;

•	the ability of our Manager and its affiliates to source, originate and service our loans and the quality and performance of these loans;

•	our ability to retain and hire competent employees and appropriately staff our operations;

•

legislative or regulatory changes impacting our business or our assets (including changes in the Securities and Exchange Commission (“SEC”) guidance related to Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), or the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”));

•	changes in business conditions and the market value of our loans, including changes in interest rates, prepayment risk, operator or borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

•	our ability to implement effective conflicts of interest policies and procedures among the various real estate investment opportunities sponsored by our Manager;

•	our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended (the “Advisers Act”), the Investment Company Act and other laws; and

•	changes to U.S. generally accepted accounting principles (“U.S. GAAP”).

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, including, without limitation, the risks described under “Risk Factors,” the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Item 1.	Business

General

Hall Structured Finance II, LLC (“HSF” or the “Company”) is a direct private real estate lender engaged in providing acquisition, bridge, and construction financing (collectively, the “Loans” and each individually a “Loan”) on a value-add basis to unaffiliated borrowers (the “Borrowers”) for hotel, office, multifamily, condominium and mixed use and various other real estate projects (the “Projects”) located throughout the United States. We focus on debt financing opportunities that are underserved by banks and other institutional providers of debt. Our primary focus has been in providing first lien construction financing, that is non-recourse upon completion. Our loan programs are designed to provide financing options to real estate investors and developers in meeting their financing needs as an alternative to conventional lending program offered by banks and other institutional capital providers. We offer creative loan structures and efficient loan execution for ground-up construction, adaptive reuse, major asset repositioning and renovation projects. The Company intends to continue to pursue financing opportunities where its financial flexibility and real estate and capital market expertise adds value in facilitating the financing of commercial real estate transactions.

Historically, the company’s Loans have been outstanding approximately three years, although Loan terms have generally allowed for loans to be outstanding for up to five years, including extension options which are typically subject to certain conditions. Current outstanding Loan commitments range from $11,000,000 to $104,000,000, though we have the option to make both smaller and larger loans. All outstanding Loans are structured as first lien mortgages secured by Projects at amounts that are generally between 55% and 75% of the total costs to develop the applicable Project.  Current outstanding Loans are generally non-recourse to the Borrower, subject to standard carve out guarantees and completion guarantees on construction loans. Loans that are currently outstanding generally require interest only payments during the primary term and provide for exit fees and minimum interest payments of up to 18 months from Project completion.

We believe that we have differentiated ourselves in the marketplace by using and drawing on our extensive development real estate experience and finance expertise, which allows us to efficiently assess opportunities and underwrite a broad range of perspective loan opportunities, and to be creative in structuring transactions that provide us the proper security and collateral while also addressing the needs of the Borrowers. Areas of emphasis in our underwriting of perspective Loan opportunities include (but may not be limited to):

•	Overall quality of the real estate project;

•	Market fundamentals, and demand generators;

•	Asset potential and positioning within the market;

•	History and experience of the principals of the Borrower;

•	Project team, including the developer, general contractor and architect;

•	Overall financial and value-enhancement plans for the Project; and

•	The amount of equity and/or subordinated capital invested or arranged to be invested by the Borrower and its principals.

Both in our current form and through our predecessors, we have operated on strong operating principles and the long-standing business experience of our owners and executives. The Company is managed (through HSF Holdings Management, LLC, our Manager) by senior executives with an average of more than 30 years of direct industry experience, knowledge of various commercial real estate asset classes across a broad range of geographic market areas and experience with both institutional and smaller entrepreneurial investors. Additionally, the Company is part of an affiliated group of entities known as HALL Group, the origin of which began over 50 years ago by Craig Hall. The HALL Group has expertise in real estate development, ownership, management, leasing, acquisition, disposition, and finance and has a broad range of other experience including vineyards and wineries, software development, commercial lending, and early stage venture capital. We can draw the HALL Group’s expertise as circumstances and situations require.

Other HALL Group operational areas and projects include: i) HALL Park, a 162 acre master planned development located in Frisco, Texas containing 15 commercial office buildings totaling 2,200,000 square foot, ii) HALL Arts, a three-phase, five-acre, mixed-use development located in the Dallas Arts District the first two phases containing a commercial office building, a luxury hotel, and for sale luxury residential tower have been completed and or are near completion in the case of the luxury residential tower; and HALL Art Collection, a collection of local and international art pieces located throughout HALL Group’s properties. Additionally, the HALL Group maintains a significant investment in, HALL Wines of Napa, LP, which has two wineries located in St. Helena, Ca. and Rutherford, Ca., which produce highly rated Bordeaux varietal wines under the Hall brand (Cabernet Sauvignon, Merlot, Sauvignon Blanc), Pinot Noir and Chardonnay wine under the WALT Wine brand, and zinfandel and rose under the BACA brand. HALL Wines employs high-density plantings and small vine viticulture combined with two cutting-edge, gravity-flow wineries to produce the highest quality wines, and now has three 100-point, perfect score wines. Over the course of its 50 plus year history, the HALL Group has collectively owned, managed and/or developed more than 100,000 apartments, five million square feet of commercial office space, numerous hotels, retail centers, residential land, software businesses and numerous venture capital companies.

HSF provides the following financial attributes:

•	Net equity as of December 31, 2020 of $162,726,310.

•	The Company generally secures loans from banks which are secured by the collateral assignment of each Loan (the “Bank Loans”). All Bank Loans have been paid in full since the inception of our direct lending program over 20 years ago, with the exception of the loans that are still outstanding as of December 31, 2020.

•	As of December 31, 2020, HSF had $760 million in outstanding Loan commitments at a weighted average loan to cost (LTC) ratio of approximately 63% (with individual Loans ranging from a 41% LTC ratio to 78% LTC ratio) with over $400 million in borrower equity and/or other subordinated capital backing such Loans. All the Loans are secured by first lien mortgages.

•	HSF’s 20 plus year track record (the “Track Record”) includes more than $1.5 billion in originations (over 90% represented by first mortgage loans). As of December 31, 2020, $785 million of HSF’s originations have fully been paid off or otherwise retired.

•

The $785 million in Loans that had gone "full cycle" as of December 31, 2020 and which are included in HSF’s Track Record, consists of 55 individual Loans, which provided a 29% internal rate of return on a leveraged basis (i.e. monthly compounded rate of return on each loan based on the return of principal plus interest, and prepayment and other fees net of the repayment of each applicable underlying Bank Loan, and after considering interest paid on such Bank Loans), and a 12% unleveraged internal rate of return (i.e. monthly compounded rate of return on each loan based on the return of principal plus interest, and prepayment and other fees).

•	HSF has provided a loan covenant which restricts distributions being made to members of the Company if such distribution would cause the net equity of the Company and its subsidiaries to be less than $75 million after giving effect to such distribution.

Market Positioning

Since the “great recession” of 2008, banks, insurance companies and other traditional lenders generally become more conservative in their underwriting of commercial real estate loans and more specifically, real estate construction loans for which the company specializes in. This combined with regulations on real estate lending imposed upon banks and other financial institutions through Dodd-Frank and Basel III particularly impacted the availability of, and willingness of such institutions to provide, construction loans. The result was that many banks and other financial institutions would largely originate construction loans only at very low leverage levels, with existing proven customers. We believe this trend is even more pronounced for commercial real estate loans under $100 million, and particularly loans under $50 million. As an example, prior to 2008, office developers could routinely obtain construction financing for office projects without preleasing in the 80% loan to construction cost range. Since 2008 only the strongest developers could obtain financing for such a project at greater than 50% loan to cost. Similar reductions have taken place on assets such as to-be-built hotels. This was notwithstanding the robust recovery that was occurring in the real estate industry, with real estate values far exceeding pre-recession levels.

We identified this gap in the real estate capital markets as an opportunity and the Company’s market presence, experience and reputation and the ability of our management team to underwrite a broad range of projects and structures, and flexibility allow us to take advantage of what we considered a favorable lending environment for our target loans. As a private lender, we are not required to adhere to the federal regulations imposed on the banking sector. While regulatory restraints limited the flexibility of many commercial lending institutions, we have been able to capitalize on those opportunities in offering construction and other types of real estate loans providing for what we considered moderately higher loan proceeds and leverage levels, the ability to be responsive to borrower needs in structuring individual loans, and close transactions faster than banks and other traditional financial institutions.

We believe that our lending strategy and operating model distinguished us from other lenders providing similar loans.

•	The Company has a proven over 20 plus year Track Record as a successful commercial real estate lender.

•	HSF’s Track Record has been established over a period of time that covers multiple economic cycles and various market conditions.

•	HSF is an outgrowth of a full service 50-year-old real estate development, management and leasing company, providing support in underwriting, due diligence and asset management.

•	Able to underwrite and react to market opportunities across all types of real estate products.

•	The relative limited availability of selected areas of real estate financing from banks and other institutional parties resulting from increased regulatory restrictions and limitations gave rise to an increasing need for real estate centric direct private lenders like HSF who can underwrite a broad range of real estate financing opportunities.

Business Activities

As of December 31, 2020, the Company, together with its predecessor operations, has originated more than $1.5 billion of Loans under 79 separate loan transactions. As of December 31, 2020, HSF had outstanding first mortgage loans secured by 24 properties (the “Outstanding Loans”) representing approximately $760 million in outstanding loan commitment amounts. As of December 31, 2020, HSF had approximately $586 million due and outstanding on the Outstanding Loans.

Bank Loans obtained by HSF or its subsidiaries is generally guaranteed by the Company, our subsidiaries, and/or other affiliated entities.

COVID-19 Pandemic

In the first quarter of 2020, a pandemic related to a novel strain of coronavirus (COVID-19) was declared. The spread of COVID-19 caused volatility in the U.S. and international debt and equity markets. The extent of the impact of the COVID-19 pandemic on the financial performance of the Company's investments will depend on future developments, which remain uncertain and cannot be totally predicted. Given that the majority of the Company's Loan commitments are secured by hotels, the coronavirus pandemic and the resulting current restrictions on travel that have adversely impacted hotel operations in 2020 and could ultimately impact the payment of debt service on our Loans, and the payoff at scheduled maturity of our Loans, depending on the length of time COVID-19 restrictions remain in place and the economic environment following the removal of such restrictions. The largest impact of the COVID-19 pandemic in 2020 to the hospitality industry was on operating hotels. Of note, a substantial portion of the Company's real estate projects securing the Loans were (and in some part continue to be) under construction and not operating. As a result, the impact of the pandemic on projects under construction to date has not been direct. In most cases, during 2020 construction was only temporarily impacted as a result of local ordinances related to the coronavirus pandemic. As a result of the above, the Company has either entered into from time to time and/or may in the future enter into agreements related to certain of its loans providing for a reduction in the debt service pay rate for a limited period of time, generally less than 12 months (“Forbearance Agreements”). All Forbearance Agreements entered into to date have provided that the borrower contribute additional equity and/or other subordinated capital in support of property operations and debt service, and the full accrual of interest at the contract rate has remained in place.

Bank Loans

We have typically obtained Bank Loans to increase funds available to make new Loans. Take for example a Project for which the total cost is $10 million, and the amount of our Bank Loan is $7.5 million.  Currently, the interest rates on our Loans are typically between 7.00% and 9.50% over 30-day LIBOR (or between 7.11% and 9.61% at the 30-day LIBOR rate of 0.11% as of April 2021).  Bank Loans are typically obtained in an amount equal to 70% to 80% of the amount of each of our Loans, which in our example would provide us with the capacity to lend an additional amount of between $25.0 million and $37.5 million assuming each new subsequent loan was financed in the same manner. Currently, the interest rates on our Bank Loans are typically between 2.95% and 3.75% over 30-day LIBOR (or between 3.06% and 3.86% at the 30-day LIBOR rate of 0.11% as of April 2021).

Bank Loans are generally secured by a collateral assignment of each Loan and a guarantee by the Company our subsidiaries, and/or other affiliated entities. As of December 31, 2020, the Company had outstanding Bank Loans of $427 million.

Loan Origination and Underwriting Process

HSF believes that through its Manager it has a strong underwriting team which has remained highly selective in the perspective transactions it has recommended and has not deviated from its core underwriting principals. Our Manager has generally employed the following loan origination and underwriting process, although the process can vary significantly on a case by case basis:

1.     A loan officer is assigned to a prospective new loan opportunity for initial review and discussions with the prospective Borrower. HSF seeks to originate loans on Projects with strong real estate fundamentals and to prospective Borrowers with sound business plans and capital structures.

2.     Prospective Borrowers which appear to meet the Company’s underwriting standards are provided a loan application letter setting forth proposed Loan terms. The prospective Borrower (or its affiliate) will generally be required to (i) provide a due diligence deposit (typically not less than $25,000) and (ii) execute the application letter, which generally will provide for exclusivity to HSF to make the Loan for a designated period of time (typically 30 to 60 days). One or more associates are required to visit the site, meet with some or all of the principals representing the prospective Borrower, visit comparable properties as may be feasible, and complete preliminary due diligence.

3.     If after initial due diligence the prospective Loan opportunity continues to appear to fit the Company’s financing program and underwriting criteria, a detailed underwriting memorandum is submitted to the loan committee (the “Loan Committee”), which currently consists of Craig Hall, Richard Hyman and Donald Braun, for preliminary approval. Upon submission of a prospective Loan the Loan Committee may approve the Loan subject to final due diligence, alter the prospective Loan terms, or deny the terms of the proposed Loan. If the prospective Loan is preliminarily approved by the Loan Committee, an additional deposit is typically required from the Borrower (typically in the amount of $25,000 or more). Prospective new loans may be submitted to the Loan Committee for approval one or more times.

4.     Once preliminary Loan Committee approval is received; HSF then conducts its final due diligence review and loan documentation process which typically takes between 30 and 60 days. This includes an examination of the legal structure of the transaction, including Patriot Act due diligence as may be required, and credit, background and reference checks of the prospective Borrower and its key principals. HSF obtains a number of third-party reports from qualified firms in connection with performing certain underwriting criteria and items, including appraisals, environmental reports, title review, insurance analysis, and construction budget evaluation. HSF employs outside law firms in the closing and documentation of each Loan. Additional market analysis generally consists of visiting the location, visiting comparable and comparative properties, and/or communicating with appraisers, local brokers and/or other market participants.

5.     During the final due diligence and loan documentation process, the HSF loan officer and other associates involved in the due diligence and closing process report any material deviations from the terms and conditions preliminarily approved by the Loan Committee in obtaining final approval by the Loan Committee and prior to the final Loan documents being executed.

General Loan Terms

The interest rate on 1st mortgage construction loans have generally been between 7.00% and 9.50% over 30-day LIBOR. Loans have typically been subject to an interest rate floor or minimum interest rate established at loan closing. Bank Loans secured by Loans are typically obtained sometime after the closing of a Loan. HSF has generally obtained Bank Loans at approximately 75% of the commitment amount of each Loan, resulting in an expected IRR return to HSF on the net equity in each Loan of in excess of 20%. Each Bank Loan is secured by the collateral assignment of an individual Loan, and guaranteed by HSF, subsidiaries of HSF, and/or other affiliated entities. HSF Loans generally provide for three-year terms, and one to two year extension options subject to certain conditions being met by the borrower.

Investment Limitations to Avoid Registration as an Investment Company

General

We conduct our operations so that neither we nor any of our subsidiaries will be required to register as an investment company under the Investment Company Act. Under the relevant provisions of Section 3(a)(1) of the Investment Company Act, we will not be deemed to be an "investment company" if:

•	we are not engaged primarily, nor do we hold ourselves out as being engaged primarily, nor propose to engage primarily, in the business of investing, reinvesting or trading in securities, which criteria we refer to as the primarily engaged test; and

•	we are not engaged and do not propose to engage in the business of investing, reinvesting, owning, holding or trading in securities and do not own or propose to acquire "investment securities" having a value exceeding 40% of the value of our total assets on an unconsolidated basis, which criteria we refer to as the 40% test. "Investment securities" excludes U.S. government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) (relating to private investment companies).

We believe that we and our subsidiaries satisfy both tests above. With respect to the 40% test, the entities through which we make our loans are wholly owned subsidiaries that are not themselves investment companies and are not relying on the exceptions from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) (relating to private investment companies).

Through our wholly owned subsidiaries, we engage in the non-investment company businesses of these subsidiaries. Although the SEC staff has issued little guidance with respect to the primarily engaged test, we are not aware of any court decisions or SEC staff interpretations finding a holding company that satisfies the 40% test to nevertheless be an investment company under the primarily engaged test.

We believe our subsidiaries may rely on Section 3(c)(5)(C) of the Investment Company Act for an exception from the definition of an investment company. The SEC staff’s position on Section 3(c)(5)(C) generally requires that an issuer maintain at least 55% of its assets in "mortgages and other liens on and interests in real estate," or qualifying assets; at least 80% of its assets in qualifying assets plus real estate-related assets; and no more than 20% of the value of its assets in other than qualifying assets and real estate-related assets, which we refer to as miscellaneous assets. We discuss below how we treat the investments of our subsidiaries that own them under the Investment Company Act.

Real Property. We treat an investment in real property as a qualifying asset.

Mortgage Loans. We treat a first mortgage loan as a qualifying asset provided that the loan is fully secured, i.e. the value of the real estate securing the loan is greater than the value of the note evidencing the loan. If the loan is not fully secured, the entire value of the loan is classified as a real estate-related asset if 55% of the fair market value of the loan is secured by real estate. We treat mortgage loans that are junior to a mortgage owned by another lender, or second mortgages, as qualifying assets if the real property fully secures the second mortgage. With respect to construction mortgage loans, we treat only the amount outstanding at any given time as a qualifying asset if the value of the underlying property securing the loan at that time exceeds the outstanding loan amount plus any amounts owed on loans senior or equal in priority to our construction loan.

Other Real Estate-Related Loans. We treat other real estate-related loans which are not directly secured by a mortgage encumbering real property, i.e. mezzanine loans and loans on leasehold interests, as qualifying assets if such loans are fully secured by the value of the real estate owned by the entity securing the loan in question.

Absence of No-Action Relief

If certain of our subsidiaries fail to own a sufficient amount of qualifying assets or real estate-related assets, we could be characterized as an investment company. We have not sought a no-action letter from the SEC staff regarding how our investment strategy fits within the exceptions from registration under the Investment Company Act on which we and our subsidiaries intend to rely. To the extent that the SEC’s Division of Investment Management provides more specific or different guidance regarding the treatment of assets as qualifying assets or real estate-related assets, we may be required to adjust our investment strategy accordingly. Any additional guidance from the SEC’s Division of Investment Management could provide additional flexibility to us, or it could further inhibit our ability to pursue the investment strategy we have chosen.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations analysis should be read in conjunction with our financial statements and the related notes thereto as of December 31, 2020. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

Hall Structured Finance II, LLC is a direct private real estate lender engaged in providing acquisition, bridge, and construction financing on a value-add basis for hotel, office, multifamily, condominium, mixed use, and other commercial real estate projects located throughout the United States (collectively, the “Loans” and each individually a “Loan”). We focus on debt financing opportunities that are underserved by banks and other institutional providers of debt. Our primary focus has been in providing first lien construction financing, that is non-recourse upon completion. Our loan programs are designed to provide financing options to real estate investors and developers in meeting their financing needs as an alternative to conventional lending programs offered by banks and other institutional capital providers.

For a discussion of certain factors that may influence future results of operations, see “Trend Information” below.

Operating Results

Results of Continuing Operations — Year ended December 31, 2020 compared to year ended December 31, 2019.

	For the Years Ended
	December 31,
	2020	2019	Variance
Net interest income:
Interest income	$59,646,489	40,971,045	18,675,444
Interest expense	(21,141,465)	(16,326,880)	(4,814,585)
Net interest income	38,505,024	24,644,165	13,860,859

Noninterest expense:
Management fee	3,633,619	4,903,291	(1,269,672)
General and administrative	494,530	1,208,223	(713,693)
Total noninterest expense	4,128,149	6,111,514	(1,983,365)

Investment:
Dividend income	—	4,887	(4,887)
Net realized loss on sales of marketable securities	—	(494,209)	494,209
Change in net unrealized gain of equity securities available for sale	—	650,829	(650,829)
Total investment and other	—	161,507	(161,507)
Net income, before noncontrolling interest	34,376,875	18,694,158	15,682,717
Less net income attributable to noncontrolling interest	(734,564)	(1,303,751)	569,187
Net income attributable to Hall Structured Finance II, LLC	$33,642,311	17,390,407	16,251,904

Interest Income — Interest income was $59,646,489 for the year ended December 31, 2020, an increase of $18,675,444 from the interest income for the year ended December 31, 2019. The increase in interest income was primarily attributable to an increase in the average outstanding balance of loan receivables and number of loans outstanding.

Interest Expense — Interest expense was $21,141,465 for the year ended December 31, 2020, an increase of $4,814,585 from interest expense for the year ended December 31, 2019. The increase was primarily attributable to an increase in the average outstanding balance of loans payable and number of loans outstanding.

Management Fee —The Management Fee for the year ended December 31, 2020 was $3,633,619, a decrease of $1,269,672 for the year ended December 31, 2019. The decrease is primarily related to a decrease in general and administrative expenses attributable to the Company, specifically related to payroll and personnel costs. Pursuant to the terms of the Management Agreement, the Manager is to receive a management fee in an amount that approximates certain general and administrative expenses attributable to the Company, which includes among other items payroll and benefit costs related to the personnel engaged in the work of the Company on exclusive basis and certain personnel on an allocated basis, rent, supplies, insurance, postage, for each given year plus a reasonable profit thereon; the Management Fee does not cover certain direct general and administrative expenses payable to unaffiliated third parties which include among other items certain legal expenses, advertising costs, and accounting expenses.

General and Administrative — General and administrative expenses not covered under the Management Agreement noted above were $494,530 for the year ended December 31, 2020, a decrease of $713,693 from general and administrative expenses for the year ended December 31, 2019. The decrease was primarily attributable to a decrease in direct marketing costs.

Investment – Investment income was $0 for the year ended December 31, 2020, a decrease of $161,507 from investment income for the year ended December 31, 2019. This decrease is attributable to all investments being sold in 2019.

Net Income Attributable to Noncontrolling Interest — The net income attributable to the noncontrolling interests was $734,564 for the year ended December 31, 2020, a decrease of $569,187 from net income attributable to the noncontrolling interests for the year ended December 31, 2019. This decrease was primarily attributable to the $2,426,889 conversion of noncontrolling interest to affiliated notes payable for year ended December 31, 2020.

Liquidity and Capital Resources

As of December 31, 2020, we had $427,044,456 of loans payable, of which $187,853,056 is due within the next year. The loans payable are secured by a collateral assignment of individual Loans, having an outstanding balance of $586,212,818 as of December 31, 2020, of which $265,401,916 is due within the next year.

As of December 31, 2020, we had $86,553,697 of cash and cash equivalents. We believe that the cash flow from the Loans and the available cash and cash equivalents on hand will be sufficient to meet our normal operating expenses and other obligations during the next year.

Plan of Operations

We believe we have sufficient existing capital resources to fund our current lending obligations over the next 12 months under our current business model. The number of future projects that we will be able to finance will depend on, in part, the continuation of the availability of related debt financing. We expect existing sources of financing, together with new Bank Loans on those Loans which have not financed with to date, will be sufficient for us to implement our immediate business plan.

In the first quarter of 2020, a pandemic related to a novel strain of coronavirus (COVID-19) was declared. The spread of COVID-19 caused volatility in the U.S. and international debt and equity markets. The extent of the impact of the COVID-19 pandemic on the financial performance of the Company's investments will depend on future developments, which cannot be totally predicted. The Company is continuing to actively manage its loan portfolio. As to those projects which secure loans that are under construction, in most cases, construction was only temporarily impacted during 2020 as a result of local ordinances related to the coronavirus pandemic.

Trend Information

HSF closed on one new Loan in 2020 providing for a loan commitment of $15.5 million, as compared to $503.1 million in new Loan commitments closed during 2019.

For the years 2016 to 2020, the average size of our Loan commitments was approximately $32.3 million. For new Loans closed during 2020, the average loan size was $15.5 million.

Item 3.	Directors and Officers

Our Manager

HSF operates under the direction of our Manager, which is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. We have established the Loan Committee that will make decisions with respect to all acquisitions and dispositions. See “Loan Committee of the Manager” below. Senior executives of our Manager are highly experienced real state lenders with each having more than 25 years of commercial real estate and financing expertise. Some of the members of management are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

We will follow investment guidelines adopted by our Manager and the investment and borrowing policies set forth in this Annual Report unless they are modified by our Manager. Our Manager may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. Our Manager may change our investment objectives at any time without approval of our members.

Our Manager performs its duties and responsibilities pursuant to a management agreement. Our Manager maintains a contractual, as opposed to a fiduciary relationship, with us and our members. Furthermore, we have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities.

Executive Officers and Key Individuals of Management

Donald L. Braun*, Manager, Executive Vice President and Secretary - See “Loan Committee—Loan Committee of our Manager” for Mr. Braun’s biography.

Michael J. Jaynes, President - Mr. Jaynes has over 30 years of commercial real estate experience. He is directly responsible for loan originations and the asset management of outstanding loans. Mr. Jaynes rejoined HALL Group affiliates in 2000. Prior to rejoining HALL Group affiliates, Mr. Jaynes worked more than 7 years at GE Capital Real Estate as vice president and program manager. At GE Capital Real Estate, Mr. Jaynes was responsible for the performance of equity and debt portfolios valued at more than $2 billion dollars consisting of over 240 multifamily, office, retail, and hotel assets located throughout the country. Mr. Jaynes is a graduate of the Ohio State University, with a BS in business administration and a concentration in real estate.

David Cain, Vice President - Mr. Cain focuses primarily on loan originations with an emphasis on underwriting, market analysis, and drafting internal recommendations to the Loan Committee. He has 15 years of diverse experience with HALL Group affiliates. Mr. Cain holds a Bachelor of Arts degree from the University of Southern California and a Masters of Business Administration (MBA) degree from the University of California - Davis.

Brad Ferguson, Vice President - Mr. Ferguson has over 10 years of combined experience in commercial real estate and portfolio management. As Production Manager for HSF, Mr. Ferguson's primary focus is new loan origination with an emphasis in underwriting, financial analysis and asset management. Prior to joining HSF, Mr. Ferguson held asset management roles with multiple companies over-seeing commercial real estate portfolios ranging from $100 million to $2 billion. Mr. Ferguson holds an MBA from Texas State University and a BBA in real estate and marketing from Baylor University.

Mike Canning, Vice President - Mr. Canning has 15 years of real estate and finance industry experience. He focuses primarily on screening new deals, underwriting and drafting internal recommendations for HSF's investment committee, as well as various other projects within HALL Group. Prior to joining HSF, Mr. Canning held various analytical and project management roles at GE Real Estate. Mr. Canning holds a BA in Economics and Business from Virginia Military Institute.

Rebecca Reitz, Vice President - Ms. Reitz joined HALL Group affiliates in 1988 and in 2006 was appointed to the position of Loan Compliance Manager. In her nearly 30 years with HALL Group affiliates she has excelled in a number of positions. Ms. Reitz is responsible for monitoring loan agreements and insuring the ongoing compliance of borrowers in such areas as financial reporting, insurance renewal and escrows, tax payments and escrows etc. Ms. Reitz also acts as a closing coordinator in managing and insuring compliance with the closing checklist by borrowers for each loan closing. Ms. Reitz serves as a board member on the Frisco YMCA.

Margaret Coughlin*, Controller - Ms. Coughlin brings more than 30 years of accounting and financial leadership experience to her role as the Controller for HALL Group. She has worked with both public and private organizations and has international experience in Aberdeen, Scotland and Istanbul, Turkey. In her current role, Ms. Coughlin oversees accounting functions for HALL Group. After graduating from Vanderbilt University with a bachelor’s degree in economics, Ms. Coughlin began her career with EDS and Sun Oil Company. She is also a Certified Public Accountant (CPA) and a member of the American Institute of CPA’s and the Texas Society of CPA’s.

Mark Blocher*, Vice President of Investor and Broker Relations - Mr. Blocher joined HALL Group in 1984. He has more than 30 years of experience in investor and broker relations. Mr. Blocher has been directing investor relations for HALL Group entities for the past 25 years and most recently has been heading the private placement investment department, raising funds for various HALL Group development projects. Mr. Blocher has a Bachelor of Business Administration from the University of Michigan.

Whitney Jacobson*, Vice President of Investments - Ms. Jacobson has more than 25 years of experience with investment, strategic and communications leadership within the political, business and wine industries and has been with Hall Group affiliates since 1997. She provides overall guidance for all HALL and WALT Wines investor relations, communications, brand and charitable investment functions. Before joining HALL & WALT Wines in 2006, Ms. Jacobson worked at the White House in several capacities. From 1995-1997, she oversaw the Office of Personnel as Deputy Director under the Bill Clinton Administration. Then in 1997, Ms. Jacobson was appointed Chief of Staff for United States Ambassador to Austria, Kathryn Hall. She holds a Bachelor of Arts from Georgetown University and an MBA from DePaul University.

Stephanie Byrd*, General Counsel for HALL Group - Ms. Byrd has 20 years of legal experience. She directs the legal affairs and oversees risk management for HALL Group affiliated companies. Ms. Byrd’s legal career began with a downtown Dallas law firm, where she represented clients in a wide range of practice areas both in litigation and commercial transactions. After several years, she moved to California where she joined an AmLaw 200 firm and expanded her legal background to include risk management and insurance coverage. Ms. Byrd holds a Bachelor of Business Administration in finance from the University of Texas at Austin and a Juris doctorate from Baylor School of Law.

Kymberley Scalia*, Vice President of Marketing for the Hall Group - Mrs. Scalia has 15 years of marketing and PR experience. Prior to joining HALL Group, Scalia held the position of Director of Corporate Marketing for over three years at Trademark Property Co. Prior to that, she was Vice President, Corporate Marketing for Coyote Management for twelve years. Previously she has held the positions of Regional Specialty Leasing Manager for Zamias Services, Inc., and Marketing Director/Specialty Leasing Manager for the WestEnd Market Place in Downtown Dallas. Ms. Scalia has a BA in Marketing from Western Michigan University and an AA in Fashion Merchandising and holds the CRX, CMD designation from the ICSC.

The majority of the individuals noted above work exclusively on matters involving HSF; however, where an * is indicated, services are provided for other affiliated entities in HALL Group as well.

Loan Committee

General

The Loan Committee is a standing committee, established to assist our Manager in fulfilling its oversight responsibilities by (1) considering and approving each of the Loans made, (2) establishing underwriting guidelines and overseeing the outstanding Loans, (3) establishing policies for any loan amendments or modifications, and (4) overseeing the activities of subsidiaries. The Loan Committee will consist of at least three members, each of whom will be appointed by our Manager, who will serve until such time as such Loan Committee member resigns or is replaced by our Manager, in its sole and absolute discretion. The Loan Committee currently consists of Craig Hall, Donald Braun and Richard Hyman. The Loan Committee generally meets weekly and more frequently as business conditions require.

Loan Committee of our Manager

Craig Hall - Mr. Hall is Chairman and Founder of the HALL Group. Mr. Hall has successfully grown the HALL Group from an entrepreneurial start-up to a real estate and finance industry leader. He formed HALL Group in 1968 at age 18 with $4,000. Today, his diversified business interests include real estate ownership, real estate development and management; commercial real estate lending; vineyards and wineries; venture capital and private equity, and oil and gas.

Previously, Mr. Hall was a part owner of the Dallas Cowboys; formed one of the first stock savings and loans in Michigan; founded one of the first for-profit HMOs in the country; and participated, along with Time, Inc., in growing the nation's largest chain of health and sports clubs. He has received numerous prestigious awards and, most recently was named a member of the Horatio Alger Association for Distinguished Americans. Mr. Hall has authored six books, four of which are on real estate and real estate investing including Timing the Real Estate Market and The Responsible Entrepreneur. His most recent book A Perfect Score, co-authored with his wife Ambassador Kathryn Hall, was released in September 2016 and reached the New York Times non-fiction bestseller list.

Donald Braun - Mr. Braun is President of various HALL Group entities and is Executive Vice President/Secretary of the Company. Mr. Braun oversees the management of HALL Group's core business activities. Mr. Braun has been with HALL Group companies since 1980 and has extensive experience obtained over more than 35 years in the real estate finance markets working with and structuring debt and equity financing across a broad spectrum of international and domestic capital market sources. Mr.  Braun has served as a board member of numerous private companies across a broad range of industries and has served on the boards of various nonprofit organizations which currently include the Fairview Economic Development Corporation, and the Collin County Business Alliance. Mr. Braun holds a bachelor's degree in economics from Albion College and has a certified public accountant designation (CPA).

Richard Hyman - Mr. Hyman has been active as a principal in various commercial transactions and debt ventures for over 25 years. Triquest Financial Services, founded by Mr. Hyman, is a real estate investment and advisory firm. It was one of the first commercial loan conduits in the CMBS industry, and it originated or participated in transactions involving over a $1 billion. Mr. Hyman is a 1975 Phi Beta Kappa graduate of the University of Wisconsin at Madison. Mr. Hyman has worked closely with HALL Group for many years and has been a member of the Loan Committee for all investments which were made by HSF and its predecessors in interest dating back to 2001.

Management Compensation

The investment activities of HSF are managed by an affiliate, HSF Holdings Management, LLC (the “Manager”), pursuant to the terms of a management agreement (“the Management Agreement”).  The Management Agreement provides for the Manager to receive an annual management fee (the “Management Fee”), payable monthly, in an amount that approximates the general and administrative expenses attributable to the Company, which may include but not be limited to payroll and benefit costs attributable to personnel engaged in the work and affairs of HSF on exclusive basis and certain personnel on an allocated basis, rent, supplies, insurance, postage, for each given year on a properly and fairly allocated basis plus a reasonable profit thereon (but which shall exclude certain direct expenses which are 100% attributable to the Company and payable by the Company to unaffiliated third parties for items that may include but are not limited to certain legal expenses, advertising costs, and accounting expenses (the “HSF Direct Costs”).  The Manager and the Company will from time to time, but no less frequently than semi-annually, evaluate the general and administrative costs attributable to the Company (excluding HSF Direct Costs) and adjust the Management Fee accordingly. While it is anticipated that the amount of the Management Fee may vary from year to year depending on the level of activity in HSF and the management support provided, in no event, however, shall the Management Fee payable by the Company to the Manager for any given year exceed the greater of (1) 1.5% of the commitment amount on new Loans originated during such calendar year, or (2) 1% of the principal payments received by the Company on existing Loans during such calendar year. The Management Agreement also obligates the Company pay directly, or reimburse the Manager, for all of the costs and expenses of the Company’s operations, including, without limitation, (1) all organization and offering expenses, (2) all costs of borrowed money, taxes and assessments on any property owned by the Company, as well as other taxes applicable to the Company, (3) legal, accounting, audit, brokerage and other fees, (4) all expenses incurred with the maintenance of Company books and records, the preparation and dissemination of reports, tax returns or other information to the holders of the Debentures and the making of payments or distributions to such holders, (5) expenses incurred in preparing and filing reports or other information with appropriate regulatory agencies, (6) insurance expenses and (7) all other costs and expenses incurred in connection with the Company’s business.

Item 4.	Security Ownership of Management and Certain Securityholders

Hall Phoenix/Inwood Ltd. is the 100% beneficial owner of the Company's 1,000 membership interests, as of the date of this Annual Report.

Hall Phoenix/Inwood Ltd. has an address in care of our principal executive offices at 2323 Ross Avenue, Suite 200, Dallas, Texas 75201.

Item 5.	Interest of Management and Others in Certain Transactions

For further details, please see Note 6, “Related-party Transactions,” in Item 7, Consolidated Financial Statements.

Item 6.	Other Information

None

Item 7.	Consolidated Financial Statements

HALL STRUCTURED FINANCE II, LLC
AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2020 and 2019

(With Independent Auditors’ Report Thereon)

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

KPMG LLP Suite 1400 2323 Ross Avenue Dallas, TX 75201-2721

Independent Auditors’ Report

The Member

Hall Structured Finance II, LLC:

We have audited the accompanying consolidated financial statements of Hall Structured Finance II, LLC and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive income, changes in member’s capital, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hall Structured Finance II, LLC and its subsidiaries as of December 31, 2020 and 2019, and the results of their operations and their cash flows for the years then ended in accordance with U.S. generally accepted accounting principles.

Dallas, Texas

April 28, 2021

KPMG LLP, a Delaware limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with

KPMG International Limited, a private English company limited by guarantee.

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Consolidated Balance Sheets

As of December 31, 2020 and 2019

	2020	2019
Assets
Current assets:
Cash and cash equivalents	$86,553,697	84,284,664
Restricted cash	5,946,185	1,241,056
Accounts receivable	38,779	3,247
Interest receivable	4,116,472	2,240,914
Other current assets	2,577,120	150,679
Mortgage loans receivable, current (note 3)	265,401,916	92,448,194
Total current assets	364,634,169	180,368,754
Mortgage loans receivable, net – long-term (note 3)	314,440,444	192,808,696
Total assets	$679,074,613	373,177,450

Liabilities and Member’s Capital
Current liabilities:
Escrows payable	$6,072,537	1,449,877
Accounts payable and other current liabilities	4,580,676	3,656,638
Loans payable, current (note 4)	187,853,056	68,886,140
Total current liabilities	198,506,269	73,992,655
Loans payable, net - long-term (note 4)	237,348,704	135,861,669
Loan payable - credit facility, net (note 5)	18,682,625	—
Debenture notes, net and other note payable (note 6)	50,815,539	51,292,261
Affiliated notes payable (note 7(c))	10,995,166	9,085,919
Total liabilities	516,348,303	270,232,504
Commitments and contingencies (note 8)

Total Hall Structured Finance II, LLC capital	158,100,154	97,133,655
Noncontrolling interest	4,626,156	5,811,291
Total member's capital	162,726,310	102,944,946
Total liabilities and member's capital	$679,074,613	373,177,450

See accompanying notes to consolidated financial statements.

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Years ended December 31, 2020 and 2019

	2020	2019
Net interest income:
Interest income	$59,646,489	40,971,045
Interest expense	(21,141,465)	(16,326,880)
Net interest income	38,505,024	24,644,165

Noninterest expense:
Management fee	3,633,619	4,903,291
General and administrative	494,530	1,208,223
Total noninterest expense	4,128,149	6,111,514

Investment:
Dividend income	—	4,887
Net realized loss on sales of marketable securities	—	(494,209)
Change in net unrealized gain of equity securities available for sale	—	650,829
Total investment and other	—	161,507
Net income, before noncontrolling interest	34,376,875	18,694,158
Less net income attributable to noncontrolling interest	(734,564)	(1,303,751)
Net income attributable to Hall Structured Finance II, LLC	33,642,311	17,390,407

Other comprehensive loss:
Change in net unrealized loss on corporate debt securities available for sale	—	80,048

Comprehensive Income	$33,642,311	17,470,455

See accompanying notes to consolidated financial statements.

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Consolidated Statements of Changes in Member’s Capital

Years ended December 31, 2020 and 2019

	Total capital attributable to Hall Structured Finance II, LLC	Accumulated Other Comprehensive Loss	Total Hall Structured Finance II, LLC capital	Noncontrolling Interest	Total Member's Capital
Balances – December 31, 2018	$118,543,248	(80,048)	118,463,200	4,731,036	123,194,236

Contributions	-	-	-	1,895,000	1,895,000
Distributions	(38,800,000)	-	(38,800,000)	(2,073,402)	(40,873,402)
Sale of investment in Hall Palm Springs, LLC	-	-	-	(45,094)	(45,094)
Change in net unrealized loss on corporate debt securities available for sale	-	80,048	80,048	-	80,048
Net income	17,390,407	-	17,390,407	1,303,751	18,694,158
Balances – December 31, 2019	97,133,655	-	97,133,655	5,811,291	102,944,946

Contributions	27,324,188	-	27,324,188	1,410,000	28,734,188
Distributions	-	-	-	(902,810)	(902,810)
Conversion of noncontrolling interest to affiliated notes payable	-	-	-	(2,426,889)	(2,426,889)
Net income	33,642,311	-	33,642,311	734,564	34,376,875
Balances – December 31, 2020	$158,100,154	-	158,100,154	4,626,156	162,726,310

See accompanying notes to consolidated financial statements.

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2020 and 2019

	2020	2019
Cash flows from operating activities:
Net income	$34,376,875	18,694,158
Adjustments to reconcile net income to net cash provided by operating activities:
Accretion of loan commitment fees	(6,894,667)	(5,155,628)
Accretion of premium/discount included in interest income	-	(32,761)
Net realized gain from sale of marketable securities	-	494,209
Change in fair value of equity securities available for sale	-	(650,829)
Amortization of deferred loan costs	1,819,756	1,531,214
Amortization of debenture costs	543,278	542,827
Gain on conversion of noncontrolling interest to affiliated notes payable	(11,086)	-
Change in assets and liabilities:
Accounts receivable	(35,532)	175,776
Interest receivable	(1,875,558)	(434,736)
Deferred interest included in mortgage loans receivable	(7,913,330)	-
Other current assets	(2,426,441)	(679)
Escrows payable	4,622,660	329,554
Accounts payable and other current liabilities	924,038	1,343,614
Net cash provided by operating activities	23,129,993	16,836,719
Cash flows from investing activities:
Sales of marketable securities	-	17,584,210
Receipt of loan commitment fees	530,227	10,982,043
Repayment of mortgage loans receivable	59,695,278	124,763,816
Increase in mortgage loans receivable	(340,002,978)	(220,665,808)
Sale of investment in Hall Palm Spring, LLC	-	31,993,840
Net cash used in investing activities	(279,777,473)	(35,341,899)
Cash flows from financing activities:
Proceeds from loans payable	263,680,605	163,352,333
Repayment of loans payable	(44,159,025)	(90,676,506)
Proceeds from loan payable - credit facility	19,000,000	-
Proceeds from debenture notes	-	3,550,000
Repayment of debentures	(1,020,000)	(155,000)
Payment of deferred debenture costs	-	(36,409)
Payment of deferred loan costs	(1,204,760)	(2,173,948)
Repayment of affiliated notes payable	(506,556)	9,085,919
Capital contributions	28,734,188	1,895,000
Capital distributions	(902,810)	(40,873,402)
Net cash provided by financing activities	263,621,642	43,967,987
Net increase in cash, cash equivalents and restricted cash	6,974,162	25,462,807
Cash, cash equivalents and restricted cash at beginning of year	85,525,720	60,062,913
Cash, cash equivalents and restricted cash at end of year	$92,499,882	85,525,720
Supplemental disclosures:
Interest paid	$18,010,606	13,727,986
Change in net unrealized loss on corporate debt securities available for sale	-	80,048
Reduction in interest receivable via sale of Hall Palm Springs, LLC	-	167,377
Reduction in mortgage loans receivable via sale of Hall Palm Springs, LLC	-	31,875,862
Reduction in accounts payable and other current liabilities via sale of Hall Palm Springs, LLC	-	(4,305)
Reduction in noncontrolling interest via sale of Hall Palm Springs, LLC	-	(45,094)
Conversion of noncontrolling interest to affiliated notes payable	2,415,803	-

See accompanying notes to consolidated financial statements.

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(1)	Organization and Summary of Significant Accounting Policies

(a)	Organization

Hall Structured Finance II, LLC (HSF II) was formed on January 14, 2013 by Hall Phoenix/Inwood Ltd. (HPI), its sole member. HSF II and its subsidiaries are collectively referred to herein as the Company. The Company was formed for the purpose of providing financing and capital, directly or through subsidiaries in which it maintains a controlling interest, to unaffiliated third-party parties. Loans and capital provided by the Company are primarily secured by 1st mortgage deed of trusts and mortgages encumbering income producing commercial real estate projects. In certain instances, the Company has provided second lien mortgage loans, mezzanine loans, and preferred equity.

(b)	Basis of Accounting

The accompanying consolidated financial statements include the accounts of HSF II and the accounts of the entities in which HSF II has a controlling interest (collectively, the Company), and have been prepared on the accrual basis of accounting and conform to U.S. generally accepted accounting principles (U.S. GAAP) and the instructions to 1-SA of Regulation A. The Company considers ownership interests, and the extent of control it exerts, when determining whether or not to consolidate investments. All significant intercompany accounts and transactions have been eliminated in consolidation.

In the opinion of management, all adjustments considered necessary for fair presentation have been included and are of a normal recurring nature. Operating results for the year ended December 31, 2020 are not necessarily indicative of the results that may be expected for future periods.

(c)	Noncontrolling Interest

Noncontrolling interests represent the noncontrolling interest holders’ share of the equity of certain subsidiaries that are consolidated. Net income is allocated to the noncontrolling interest holders in accordance with the respective subsidiaries’ governing agreements.

(d)	Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Management evaluates its estimates on an ongoing basis and makes revisions to these estimates and related disclosures as experience develops or new information becomes known. Further, the uncertainty over the ultimate impact COVID-19 will have on the global economy and the Company’s activities make estimates and assumptions as of December 31, 2020 inherently less certain than they would be absent the full potential impact of COVID-19. Actual results could differ from those estimates.

(e)	Fair Value of Financial Instruments

Cash and cash equivalents, restricted cash, accounts receivable, interest receivable, other current assets, escrows payable, and accounts payable and other current liabilities are recorded at cost, which approximate their fair value due to the current nature of these assets and liabilities. The carrying values of mortgage loans receivable, loans payable, loan payable – credit facility, debenture notes, and affiliated notes payable approximate their fair values based on interest rates and terms currently available for similar instruments.

(f)	Fair Value Measurements

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•	Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•	Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

(g)	Cash and Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments purchased with an original maturity date of three months or less to be cash equivalents. Restricted cash represents cash held in escrow for the benefit of borrowers for the payment of future taxes, insurance, and/or deferred maintenance on properties.

The Company maintains cash and cash equivalent balances in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

(h)	Marketable Securities

Marketable securities consist of corporate debt and equity securities. The Company classifies its debt and equity securities as available-for-sale (AFS), as they do not meet the criterion to be classified as held-to-maturity or trading based on management’s intent. The Company’s marketable securities have readily determinable fair values and are recorded at fair value using quoted market prices at the reporting date multiplied by the quantity held.

The change in unrealized holding gains and losses on AFS equity securities are included in change in unrealized loss on equity securities available for sale on the statement of comprehensive income. The change in unrealized holding gains and losses on AFS debt securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income (loss) until realized. Realized gains and losses from the sale of AFS securities are determined on a specific-identification basis.

Premiums and discounts on debt securities are amortized or accreted over the life of the related AFS security as an adjustment to yield on a straight-line basis, which approximates the effective-interest method. Such amortization and accretion are included in the “interest income” line item in the consolidated statements of comprehensive income. Dividend and interest income are recognized when earned.

For AFS debt securities that management has no intent to sell and believes that it more likely than-not will not be required to sell prior to recovery, only the credit loss component of the impairment is recognized in earnings, while the rest of the fair value loss is recognized in accumulated other comprehensive income (loss). A decline in the market value of any AFS security below cost that is deemed to be other-than-temporary results in an impairment to reduce the carrying amount to fair value. To determine whether an impairment is other-than-temporary, the Company considers all available information relevant to the collectability of the security, including past events, current conditions, and reasonable and supportable forecasts when developing estimate of cash flows expected to be collected. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in. For AFS equity securities, management considers the various factors described above, including its intent and ability to hold the equity security for a period of time sufficient for recovery to amortized cost. Where management lacks that intent or ability, the security’s decline in fair value is deemed to be other-than-temporary and is recorded in earnings. No other-than-temporary impairment was recorded during the years ended December 31, 2020 and 2019. Management reviews its investment portfolio on a semi-annual basis to determine whether any event or economic circumstance has occurred to indicate if any security is impaired. An unrealized loss exists when the current fair value of a security is less than its amortized cost. Any security with an unrealized loss could result in an impairment. If the Company has made a decision to sell an impaired security or if it is more-likely than-not that the Company will be required to sell an impaired security, then an other-than-temporary impairment loss would be recorded through income.

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(i)	Mortgage Loans Receivable

Mortgage loans receivable are classified as held-for-investment based on management’s intentions and ability to hold the loans until maturity. The mortgage loans receivable are stated at the amount of unpaid principal, net of unamortized loan commitment and modification fees, and adjusted for any charge-offs or allowance for loan losses. The Company’s mortgage loans receivable are primarily loans provided in connection with the construction and development of commercial income producing real estate projects. All of the Company’s mortgage loans receivable as of December 31, 2020 are secured by a first lien deed of trusts and/or mortgages on each borrower’s underlying real estate assets, and in most instances by a pledge of the borrower’s ownership interest. The repayment of the Company’s mortgage loans receivable are ultimately dependent on the sale of the property securing each loan, the availability of capital to allow the borrower to refinance and/or recapitalize the property, and/or the successful operation of the borrower’s business and the sufficiency of the collateral. Risks related to the Company’s mortgage loans receivable include concentration in a limited number of loans and borrowers, concentration of loans in a limited number of different markets, as to those loans which are secured by projects under construction their timely completion within the allowable budget and means of the borrower in accordance with the project specifications, and as to those loans which are secured by projects which are completed the ultimate performance of the property in a manner that supports the value of the property at an amount that exceeds the amount due under the mortgage loans receivable.

(j)	Impairment and Allowance for Loan Losses

At December 31, 2020 and 2019, management determined no mortgage loans receivable were considered impaired, and all mortgage loan receivables were determined to have collateral with a fair value, less the estimated costs to sell, in excess of their respective outstanding loan balances. As a result, at December 31, 2020 and 2019, no mortgage loans receivable charge offs were taken, and no loan loss provision or related allowance was recorded.

Mortgage loans receivable are considered “impaired” if, based on current information and/or events, it is probable the Company will be unable to collect the amounts due under the contractual terms of the loan agreement. Management assesses and measures mortgage loans receivable for impairment on an individual loan basis and determines the extent to which a specific valuation allowance is necessary by comparing the loan’s outstanding balance to either the fair value of the collateral, less the estimated cost to sell, and/or the present value of expected cash flows. Generally, when the net fair value of the collateral is less than the recorded investment in the loan, any shortfall is charged off.

In evaluating whether a loan is impaired, Management assesses various criteria including (i) a stress test as to the value of the loan collateral, (ii) an analysis of the amount of and timing of equity and other subordinated capital contributed by borrowers under the Company’s mortgage loan receivables, (iii) the HPI Property Purchase Agreement (see footnote 7(a)), and (iv) the Company’s historical results and experience relating to similar loans covering multiple market cycles over the past 25 years. Based on the assessments performed, management determined that at December 31, 2020 and 2019, no specific loan reserve amounts were warranted, and that the entire amount due to the Company related to each mortgage loans receivable was supported by current collateral value and borrower equity/subordinated capital.

An allowance for loan losses on mortgage loan receivables may be established through a provision for loan losses charged against income. If any portion of a mortgage loan receivable is deemed to be uncollectible such amount is charged against the allowance when management believes that the collectability of principal and any deferred interest is unlikely and subsequent recoveries, if any, are credited to the allowance. Management’s periodic evaluation of the adequacy of the allowance is based on an assessment of the current loan portfolio, including known inherent risks, the borrowers’ course of conduct in raising new equity and in meeting payments that become due, adverse situations that may affect the borrowers’ ability to repay, the estimated value of any underlying collateral, the HPI Property Purchase Agreement (see footnote 7(a)), and current economic conditions.

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

In the first quarter of 2020, a pandemic related to a novel strain of coronavirus (COVID-19) was declared. The spread of COVID-19 caused volatility in the U.S. and international debt and equity markets. The extent of the impact of the COVID-19 pandemic on the financial performance of the Company's investments will depend on future developments, which remain uncertain and cannot be totally predicted. Given that the majority of the Company's loan commitments are secured by hotels, the coronavirus pandemic and the resulting current restrictions on travel that have adversely impacted hotel operations in 2020 and could ultimately impact the payment of debt service on our loans, and the payoff at scheduled maturity of our loans, depending on the length of time COVID-19 restrictions remain in place and the economic environment following the removal of such restrictions. The largest impact of the COVID-19 pandemic in 2020 to the hospitality industry was on operating hotels. Of note, a substantial portion of the Company's real estate projects securing the loans were (and in some part continue to be) under construction and not operating. As a result, the impact of the pandemic on projects under construction to date has not been direct. In most cases during 2020, construction was only temporarily impacted as a result of local ordinances related to the coronavirus pandemic. As a result of the above, the Company has either entered into from time to time and/or may in the future enter into agreements related to certain of its loans providing for a reduction in the debt service pay rate for a limited period of time, generally less than 12 months (“Forbearance Agreements”). All Forbearance Agreements entered into to date have provided that the borrower contribute additional equity and/or other subordinated capital in support of property operations and debt service, and the full accrual of interest at the contract rate has remained in place. The difference in the interest accrued at the current rate and the contract rate is considered “deferred interest” and is included in mortgage loans receivable in the accompanying consolidated balance sheets. The deferred interest included in mortgage loans receivable amounted to $7,913,330 and $0 at December 31, 2020 and 2019, respectively. As of December 31, 2020, Forbearance Agreements of the nature described above were effective with nine borrowers representing approximately $222 million in outstanding principal as of the same date.

In March 2020, the Coronavirus Aid, Relief, and Economic Security Act (the CARES Act) was signed into law. The CARES Act includes an option for financial institutions to suspend the requirements of US GAAP for certain loan modifications related to the COVID-19 pandemic that would otherwise be categorized as a troubled debt restructure (TDR). In response, on April 3, 2020, the SEC's Chief Accountant issued a statement that financial statements prepared in accordance with this election would be considered to be prepared in accordance with US GAAP. Under the CARES Act, a financial institution may elect not to apply TDR accounting to modifications, including forbearance arrangements, interest rate modifications, repayment plans, and any other similar arrangements that defer or delay the payment of principal or interest, that meet the following conditions: (i) the modification is related to COVID-19 (i.e. the relief does not apply to any adverse impact on the credit of a borrower that is not related to the COVID-19 pandemic); (ii) the modified loan was not more than 30 days past due on December 31, 2019; and (iii) the modification was executed between March 1, 2020 and the earlier of (a) 60 days after the date the COVID-19 national emergency comes to an end or (b) December 31, 2020. The forbearances entered into by the Company with its borrowers met the criteria to apply the CARES Act relief, and as such, the modifications were not considered a TDR. As of December 31, 2020, the Company does not have any past due amounts from the borrowers and the loans are classified as performing; as such, the Company continues to accrue interest.

In June 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses of Financial Instruments (“ASU No. 2016-13”). ASU No. 2016-13 affects entities holding financial assets and net investments in leases that are not accounted for at fair value through net income. The amendments in ASU No. 2016-13 require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. Allowances for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. ASU No. 2016-13 also amends the impairment model for available-for-sale securities. An entity will recognize an allowance for credit losses on available-for-sale debt securities as a contra-account to the amortized cost basis rather than as a direct reduction of the amortized cost basis of the investment, as is currently required. ASU No. 2016-13 also requires new disclosures. For financial assets measured at amortized cost, an entity will be required to disclose information about how it developed its allowance for credit losses, including changes in the factors that influenced management’s estimate of expected credit losses and the reasons for those changes. For financing receivables and net investments in leases measured at amortized cost, an entity will be required to further disaggregate the information it currently discloses about the credit quality of these assets by year of the asset’s origination for as many as five annual periods. For available for sale securities, an entity will be required to provide a roll-forward of the allowance for credit losses and an aging analysis for securities that are past due. ASU No. 2016-13 is effective for annual periods beginning January 1, 2023. The Company is still evaluating the impact of adopting ASU No. 2016-13 on its financial statements.

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(k)	Deferred Loan Costs

Deferred loan costs for loans payable, loans payable - credit facility, and debenture notes payable represent commitment and other fees paid relating to loan payables, and legal, and other third-party costs associated with the Company obtaining financing, which result in a closing of such financing. Deferred loan costs are amortized over the life of each applicable loan payable using the straight-line method and are reflected as a direct deduction from the related debt liability in the accompanying consolidated balance sheets.

Amortization of deferred loan costs on loans payable totaled $1,806,532 and $1,531,214 for the years ended December 31, 2020 and 2019, respectively, which are included in interest expense in the accompanying consolidated statements of comprehensive income. At December 31, 2020 and 2019, the Company had $1,842,696 and $2,775,067, respectively, of unamortized deferred loan costs applicable to loans payable. Amortization of deferred loan costs on loans payable – credit facility totaled $13,224 and $0 for the years ended December 31, 2020 and 2019, respectively, which are included in interest expense in the accompanying consolidated statements of comprehensive income. At December 31, 2020 and 2019, the Company had $317,375 and $0, respectively, of unamortized deferred loan costs applicable to loans payable – credit facility. Amortization of deferred loan costs on debenture notes payable totaled $543,278 and $542,827 for the years ended December 31, 2020 and 2019, respectively, which are included in interest expense in the accompanying consolidated statements of comprehensive income. At December 31, 2020 and 2019, the Company had $1,086,556 and $1,629,834, respectively, of unamortized deferred loan costs applicable to debenture notes payable.

(l)	Revenue Recognition and Accounts Receivable

Interest income on mortgage loans receivable is recognized using the interest method. Interest is accrued when earned in accordance with the terms of the loan agreement. Interest income is recognized to the extent paid or if the valuation analysis performed on the related receivables supports the collectability of the interest receivable. A loan is placed on nonaccrual when the future collectability of interest and principal is not expected, unless, in the determination of management, the principal and interest on the loan are well collateralized and in the process of collection. When classified as nonaccrual, accrued interest receivable on the loan is reversed and the future accrual of interest is suspended. Payments of contractual interest are recognized as income only to the extent that full recovery of the principal balance of the loan is reasonably certain. At December 31, 2020 and 2019, management determined that no loans met the nonaccrual classification.

Loan commitment and other fees related to mortgage loan receivables are amortized over the life of each applicable loan receivable using the straight-line method and are reflected as a deduction from the related mortgage loans receivable in the accompanying consolidated balance sheets. Accretion of loan commitment and other fees totaled $6,894,667 and $5,155,628 for the years ended December 31, 2020 and 2019, respectively, which are included in interest income in the accompanying consolidated statements of comprehensive income. At December 31, 2020 and 2019, the Company had $6,370,458 and $12,734,898, respectively, of unamortized deferred commitment fees related to mortgage loan receivables.

At December 31, 2020 and 2019, there was no allowance for doubtful account receivables, as measured against specific receivables. If applicable, accounts receivables are reduced by an allowance for estimated uncollectable amounts. The Company considers a number of factors, including if accounts receivable are past due and the length of time receivables are past due, the previous loss history of the Company, the course of conduct by the borrower in making full or partial debt service payments and the amount of equity and other subordinated capital raised in support of property operations and debt service, and the condition of the general economy and the industry as a whole in determining allowances for doubtful account receivables. Account receivables are written off when it is determined the receivable will not be collected.

(m)	Income Taxes

The Company is not a tax-paying entity and, accordingly, no provision for federal or state income taxes has been included in the accompanying consolidated financial statements. All income and losses from the Company’s operations, excluding that attributable to the minority interests, is allocated directly to HPI, its sole member, who is individually responsible for reporting its respective shares of the Company’s income or loss on its income tax return.

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits in interest expense, and penalties in general and administrative expenses. Management believes there are no uncertain tax positions at December 31, 2020 and 2019. The Company’s federal income tax returns for the years 2017 through 2019 are open under the normal three-year statute of limitations, and therefore, are subject to examination.

(n)	Reclassifications

Certain reclassifications have been made to amounts included in the accompanying consolidated financial statements to conform to the current year presentation.

(2)

Marketable Securities

The Company held no marketable securities at December 31, 2020 and 2019.

Proceeds from the sale of marketable securities were $0 and $17,584,210 during the years ended December 31, 2020 and 2019, respectively. Gross realized gains and gross realized losses from the sale of marketable securities, included in “net realized loss on sales of marketable securities,” were $0 and $0, respectively, during the year ended December 31, 2020. Gross realized gains and gross realized losses from the sale of marketable securities, included in “net realized loss on sales of marketable securities,” were $85,640 and $579,849, respectively, during the year ended December 31, 2019. The change in net unrealized loss on corporate debt securities available for sale of $0 and $80,048 is reported as other comprehensive loss for the years ended December 31, 2020 and 2019.

(3)	Mortgage Loans Receivable, Net

Mortgage loan receivables outstanding at December 31, 2020 and 2019 are as follows:

	December 31,	December 31,
	2020	2019
Mortgage loans receivable, gross	$586,212,818	297,991,788

Less current portion	(265,401,916)	(92,448,194)

Mortgage loans receivable, net of current portion	320,810,902	205,543,594

Less deferred loan commitment fees	(6,370,458)	(12,734,898)

Mortgage loans receivable, net - long-term	$314,440,444	192,808,696

The stated maturities of mortgage loans receivable, without consideration of various extension provisions provided for in loan agreements which generally are conditioned upon various collateral property performance metrics, and without consideration of principal payments received subsequent to December 31, 2020 are as follows:

Year ending December 31:
2021	$265,401,916
2022	171,120,947
2023	58,983,332
2024 and thereafter	90,706,623
$586,212,818

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(4)	Loans Payable

Loans payable outstanding at December 31, 2020 and 2019 are as follows:

	December 31,	December 31,
	2020	2019
Loans payable, gross	$427,044,456	207,522,876
Less current portion	(187,853,056)	(68,886,140)

Loans payable, net of current portion	239,191,400	138,636,736
Less deferred loan costs	(1,842,696)	(2,775,067)
Loans payable, net - long-term	$237,348,704	135,861,669

Each of the Company’s loans payable are secured by the collateral assignment of a first lien deed of trusts and/or mortgage receivable as described in note 3 above.

The Company is subject to certain financial covenants under various loans payable. The Company was in compliance with all financial covenants at December 31, 2020 and 2019.

The stated maturities of the loans payable are typically 60 to 90 days after the stated maturity of the first lien deed of trust and/or mortgage receivable securing the loan payable. The stated maturities of the loans payable for the next five years, without regard to certain extension provisions provided for in such loan payables, are as follows:

Year ending December 31:
2021	$187,853,056
2022	160,684,601
2023	78,506,799
2024	-
2025 and thereafter	-
$427,044,456

(5)	Loan Payable – Credit Facility, Net

On November 24, 2020, HSF Florida, LLC (“HSF Florida”), a wholly owned subsidiary of the Company, entered into an agreement under a credit facility to an unaffiliated third party (the “HSF Florida Credit Facility”) for a loan in the maximum amount of up to $89,000,000. HSF Florida owns certain of the Company’s mortgage loan receivables. The HSF Florida Credit Facility provided for an effective interest rate of 4.9%, with a portion of interest being prepaid at the time of each advance, and ongoing quarterly interest payments based on a pay rate of 2.25% per annum through December 31, 2020, 0.25% per annum from January 1, 2021 to December 31, 2023, and 5.50% per annum thereafter thru maturity. The maturity date for the HSF Florida Credit Facility is December 31, 2024 for advances made under the facility prior to December 31, 2020, and four years from the date of advance for advances made after December 31, 2020. The loan is secured through a pledge of the ownership interest of HSF Florida. The HSF Florida loan is subject to certain financial covenants under the HSF Florida Credit Facility. HSF Florida was in compliance with all financial covenants at December 31, 2020. At December 31, 2020, HSF Florida, LLC had $18,682,625 in loan payable – credit facility.

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

	December 31,	December 31,
	2020	2019
Loan payable – credit facility, gross	$19,000,000	—
Less current portion	—	—

Loan payable - credit facility, net of current portion	19,000,000	—
Less deferred loan costs	(317,375)	—
Loan payable - credit facility, net - long-term	$18,682,625	—

(6)	Debenture Notes, Net and Other Note Payable

Debenture notes, net and other note payable outstanding at December 31, 2020 and 2019 are as follows:

	December 31,	December 31,
	2020	2019
Debenture notes, gross	$48,802,095	49,822,095
Other note payable	3,100,000	3,100,000
Debenture notes, gross and other note payable	51,902,095	52,922,095
Less current portion	—	—

Debenture notes and other note payable, net of current portion	51,902,095	52,922,095
Less deferred loan costs	(1,086,556)	(1,629,834)
Debenture notes, net and other note payable	$50,815,539	51,292,261

(a)	Debenture Notes, Net

At December 31, 2020 and 2019, the Company had $47,715,539 and $48,192,261 in net debenture notes outstanding, respectfully (the “Debentures”). The Debentures provide for an interest rate of 8.0% per annum, paid quarterly in arrears. The maturity date for the Debentures is December 31, 2022 for debentures purchased before September 1, 2018 and June 30, 2023 for debentures purchased on or after September 1, 2018. The Company may redeem the Debentures, in whole or in part without penalty, at any time or from time to time, prior to the maturity date, after giving at least 30 days’ written notice to the holders of the Debentures.

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

	December 31,	December 31,
	2020	2019
Debenture notes, gross	$48,802,095	49,822,095
Less current portion	—	—

Debenture notes, net of current portion	48,802,095	49,822,095
Less deferred loan costs	(1,086,556)	(1,629,834)
Debenture notes, net - long-term	$47,715,539	48,192,261

The stated maturities of the Debentures are as follows:

Period ending:
December 31, 2022	$32,765,095
June 30, 2023	16,037,000
$48,802,095

(b)	Other Note Payable

At December 31, 2020 and 2019, the Company had $3,100,000 in additional debenture notes outstanding, resulting from a separate unsecured loan agreement providing for the same terms as the Debentures, described in footnote 6(a) above. The stated maturities of the notes are as follows:

Period ending:
December 31, 2023	$3,000,000
July 31, 2024	100,000
$3,100,000

(7)	Related-party Transactions

(a)	HPI Property Purchase Agreement

Effective January 1, 2020, an agreement was entered into by and between HSF II and Hall Phoenix Inwood, Ltd (“HPI Property Purchase Agreement”) that provides HSF II protection against risk of loss on contractual principal and interest from any impaired mortgage loan receivable. Under the HPI Property Purchase Agreement, in the event HSF II or a wholly owned subsidiary acquires a collateral property through foreclosure, deed in lieu, or other means, HPI has agreed to purchase such property for an amount equal to the sum of a) the outstanding HSF II loan amount at the time the applicable property was acquired by HSF II (excluding any interest calculated at the default rate), b) an amount equal to interest that would have been earned on the applicable HSF II loan at the non-default contract rate for the period beginning the date the applicable property was acquired by HSF II through the date of purchase by HPI, and c) any direct out of pocket costs incurred by HSF II in connection with the acquisition and/or operation of the applicable property. There were no transactions under this agreement in 2020.

(b)	General and Administrative Expense - Management Agreement

The Company has entered into a management agreement (the “Management Agreement”) with HSF Holdings Management, LLC (the “Manager”), a wholly owned affiliate of HPI. The Management Agreement provides for the allocation and pass through of certain general and administrative expenses incurred at the HPI and Manager level to the Company, and includes, payroll and benefit costs related to the personnel engaged in the work of the Company on exclusive basis and certain personnel on an allocated basis, rent, supplies, insurance, postage. The management fee under the Management Agreement is structed to reflect the cost of providing the general and administrative services to the Company reflected in the Management Agreement. The Management Agreement does not cover certain direct general and administrative expenses of the Company which include, among other items, certain legal expenses, advertising costs, and accounting expenses, which the Company pays directly.

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

As of December 31, 2020 and 2019, the Company incurred $3,633,619 and $4,903,291, respectively, in management fees, of which $1,009,059 and $847,498 are included in accounts payable and other current liabilities on the consolidated balance sheets as of December 2020 and 2019.

(c)	Affiliated Notes Payable

Affiliated notes payable outstanding at December 31, 2020 and 2019 are as follows:

	December 31,	December 31,
	2020	2019
Affiliated Note Payable – HSF III	$8,579,363	9,085,919
Affiliated Notes Payable – Noncontrolling Interest	2,415,803	—
	$10,995,166	9,085,919

(i)	Affiliated Note Payable – HSF III

In 2018, Hall Structured Finance III, LLC (“HSF III”), a consolidated subsidiary of HPI, did an offering of unsecured debentures (the “HSF III Debentures”). The HSF III Debentures provide for the payment of interest on a quarterly basis, in arrears, at a rate of 8% per annum. The maturity date for the HSF III Debentures issued on or before March 31, 2019 is December 31, 2023 and for HSF III Debentures issued on or after April 1, 2019 is June 30, 2024.

HSF III has used net proceeds from the HSF III Debentures to make loans to the Company (the “HSF III Company Loan”). The HSF III Company Loan provides an interest rate of 2.49% and has a maturity date of March 31, 2022. As of December 31, 2020 and 2019, $8,579,363 and $9,085,919, respectively, were outstanding under the HSF III Company Loan, of which $42,778 and $159,919, respectively, relates to accrued and unpaid interest.

(ii)	Affiliated Notes Payable – Noncontrolling Interest

In January of 2020, $2,426,889 of noncontrolling interest investments were converted to notes payable, totaling $2,415,803, with a gain on conversion of noncontrolling interest to affiliated notes payable of $11,086. The notes provide an interest rate of 3.54%. The maturity date for the affiliated notes payable is the earlier of January 1, 2030 or the date of a capital event.

At December 31, 2020 and 2019, $2,415,803 and $0, respectively, were outstanding under the noncontrolling interest investments converted to notes payable.

(d)	Guarantees

HPI and other affiliates of the Company guarantee certain loans payable of the Company.

(e)	Conveyance Agreement

During the year ended December 31, 2020, a third-party borrower conveyed the underlying collateral and loan payable with a subsidiary of the Company to an affiliated entity that is effectively wholly-owned by HPI. Subsequent to the conveyance and during the year ended December 31, 2020, the affiliated entity paid off the Company’s mortgage loan receivable in full, which had an outstanding balance of $23,205,000. Interest income from an affiliate amounted to $1,411,780 during the year ended December 31, 2020, which is included in interest income in the accompanying statements of comprehensive income.

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(8)	Commitments and Contingencies

As of December 31, 2020, the Company has commitments of $760 million to fund loan amounts to third-party borrowers under its existing loan agreements. The Company anticipates funding the loan commitments from proceeds received from current commitments from banks and other capital sources, from existing capital resources, and/or internally generated capital resources. The Company has historically obtained bank loans on a loan-by-loan basis either directly or indirectly through a subsidiary, with payment of such bank loans guaranteed directly by the Company and/or its affiliates.

The Company believes that there are currently no pending legal matters that would materially affect the Company’s financial position, results of operations, or liquidity.

(9)

Subsequent Events

On April 2, 2021, Hall Kissimmee, LLC, a consolidated subsidiary, received a payoff of $33,139,276, decreasing mortgage loans receivable. There was a corresponding payoff of $23,765,455 on the related Hall Kissimmee, LLC loan payable.

On April 6, 2021, Hall St. Petersburg, LLC, a consolidated subsidiary, received a payoff of $40,000,000, decreasing mortgage loans receivable. There was a corresponding payoff of $26,625,000 on the related Hall St. Petersburg, LLC loan payable.

Other than the matters disclosed within the notes to the consolidated financial statements, no matters or circumstances have arisen through and including April 28, 2021 that require further recognition or disclosure.

Item 8.	Exhibits

Exhibit Number	Description
2.1	Certificate of Formation of HSF Holdings, LLC (now Hall Structured Finance II, LLC)*
2.2	First Amendment to Certificate of Formation of HSF Holdings, LLC*
2.3	Company Agreement of HSF Holdings, LLC (now Hall Structured Finance II, LLC*
2.4	First Amendment to the Company Agreement of Hall Structured Finance II, LLC*
6.1	Management Agreement, dated as of January 1, 2017, by and between Hall Structured Finance II, LLC and HSF Holdings Management, LLC*
11.1	Independent Accountants’ Consent**

* Previously filed

** Filed herewith

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized, in Dallas, Texas on April 28, 2021.

Hall Structured Finance II, LLC

By:	/s/ Michael J. Jaynes
Name: Michael J. Jaynes
Title: President

Pursuant to the requirements of Regulation A, this Annual Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Michael J. Jaynes	President
Michael J. Jaynes	(Principal Executive Officer)	April 28, 2021

/s/ Donald J. Braun	Manager, Executive Vice President and
Donald J. Braun	Secretary	April 28, 2021